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Attn:	Catherine Brown

	Re:	USA Compression Partners, LP
Registration Statement on Form S-1
File No. 333-180551
Filed April 4, 2012

Ladies and Gentlemen:

Set forth below are the responses of USA Compression Partners, LP, a Delaware limited partnership (the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 1, 2012 with respect to the above referenced Registration Statement (the “Registration Statement”).

Concurrently with the submission of this letter, the Partnership has filed through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  For your convenience, four copies of this letter, as well as four copies of Amendment No. 1 marked to show all changes made since the filing of the Registration Statement, will be hand delivered to your offices.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.  All references to page numbers and captions correspond to Amendment No. 1, unless otherwise indicated.  The responses in this letter are based on representations made by the Partnership to Latham & Watkins LLP for the purpose of preparing this letter.

Registration Statement on Form S-1

General

1.                                       Since you appear to qualify as an “emerging growth company,” as defined in the

Jumpstart Our Business Startups Act (“the Act”), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

•                  Describe how and when a company may lose emerging growth company status;

•                  A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•                  Your election under Section 107(b) of the Act:

•      If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

•      If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

Response:  The Partnership has revised the disclosure in Amendment No. 1 on the cover page of the prospectus and pages 2, 13 and 21 of Amendment No. 1 relating to the Partnership’s status as an emerging growth company.

2.                                       Please file the remaining exhibits with your next amendment, or as soon as possible, to allow us sufficient time to review such exhibits prior to requesting acceleration of the effectiveness of the registration statement.

Response: The Partnership has filed Exhibits 3.2 and 3.4 with the Partnership’s Registration Statement on Form S-1, File No. 333-174803, and will file the remaining exhibits as soon as possible to allow sufficient time to review such exhibits prior to requesting acceleration of the effectiveness of the registration statement.

Our Cash Distribution Policy and Restrictions on Distributions, page 32

3.                                       We note the statement in the transmittal letter of your counsel dated April 3, 2012 that you intend for the DRIP to be available as soon as possible following effectiveness of your IPO registration statement so that interested unit holders can participate in the DRIP for your first quarterly distribution as a public company. Please explain why you determined to exclude pro forma cash available for distribution for the year ended December 31, 2011, estimated cash available for distribution for the year ending December 31, 2012 and the related assumptions and considerations.

Response:   The Partnership determined not to include pro forma cash available for distribution for the year ended December 31, 2011, estimated cash available for distribution for the year ending December 31, 2012 and the related assumptions and considerations (“Pro Forma and Projected Data”) for the following reasons:

•                  Pro Forma and Projected Data appears regularly in registration statements for initial public offerings (“IPOs”) by master limited partnerships (“MLPs”) because, in the IPO context, it has become the norm for an MLP to make a projection of estimated cash available for distribution for a period of approximately twelve months after the IPO.  In that context, the Pro Forma and Projected Data is included to assist the reader in evaluating management’s assertion that the Partnership will generate sufficient cash to pay the minimum quarterly distribution on all common and subordinated units and the corresponding distributions on the general partner interest over the projection period.  As is customary in MLP IPO registration statements, the Partnership has included the following disclaimer regarding the projection in its IPO registration statement:

We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecast or to update this financial forecast to reflect events or circumstances after the date of this prospectus.

Thus, MLPs generally do not provide, and the Partnership does not intend to provide, projections of cash available for distribution outside of an IPO registration statement.  As a result, there is typically no disclosure of any pro forma or projected cash available for distribution in non-IPO registration statements or periodic reports.

•                  Because the Pro Forma and Projected Data will likely become out-of-date shortly after completion of the IPO, inclusion of that information in the DRIP Registration Statement may be misleading.  Consistent with other publicly traded MLPs, the Partnership does not believe a projection of estimated cash available for distribution following its IPO is material information required to be conveyed to investors.  Rather, the Partnership will convey material information related to its ability to pay distributions through Management’s Discussion and Analysis of Financial Condition and Results of Operations, Risk Factors and other disclosures in its periodic and current reports filed with the Commission.

•                  If the Partnership were to include the Pro Forma and Projected Data in the Registration Statement, it could impose severe limitations on the Partnership’s ability to use the DRIP.  Because the DRIP is a continuous offering of equity securities, in order to keep the Pro Forma and Projected Data current, the Partnership would be required to maintain and update a twelve month projection of cash available for distribution and to regularly suspend the use of the DRIP Registration Statement to update the distribution projections.  No other DRIP issuer is required to provide a twelve month projection of cash available for distribution as a condition to implementing a DRIP plan, and no other MLP is required to continue to provide projections of cash available for distribution as a public company.  To do so in this context would severely hamper the utility of the DRIP and result in disparate treatment of the Partnership relative to other MLPs as well as to corporate DRIP issuers.

•                  If the Partnership were to wait to implement a DRIP until it becomes eligible to use Form S-3, then the Form S-3 registration statement would not include any form of projected cash available for distribution (and the pro forma data would be irrelevant).  We do not believe that the disclosure obligations for a Form S-1 DRIP registration statement should differ from what would be required for a Form S-3 DRIP registration statement (other than the ability to incorporate by reference as permitted by Form S-3).

Item 17. Undertakings, Page II-3

4.                                       Please revise to provide the undertakings required by Item 512(a)(3) and (a)(5)(b) of Regulation S-K.

Response:  The Partnership has revised the disclosure in Amendment No. 1 on page II-4 to include the undertakings required by Item 512(a)(3) and (a)(5)(b).

Please do not hesitate to contact me by telephone at (713) 546-7459 or by fax at (713) 546-5401 or Sean T. Wheeler by telephone at (713) 546-7418 or by fax at (713) 546-5401 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Keith Benson

Keith Benson
of Latham & Watkins LLP

cc:	J. Gregory Holloway, USA Compression Partners, LP
Sean T. Wheeler, Latham & Watkins LLP